FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

August 2, 2006

Buhrmann NV

(Translation of Registrant’s Name Into English)

Hoogoorddreef 62
1101 BE Amsterdam ZO
The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-                        )

Enclosure:  Press Release dated August 2, 2006

Buhrmann NV

For more information
Media Relations
PRESS RELEASE	+31 (0)20 651 10 34

Investor Relations
+31 (0)20 651 10 42

Amsterdam, the Netherlands, 2 August 2006

BUHRMANN 2ND QUARTER PERFORMANCE CONTINUES UPWARD SALES TREND

Successful implementation of new North American organisational structure per 1 July, to generate increasing top and bottom line benefits in upcoming quarters

•                  Strong organic sales growth (+9%): ASAP Software (+23%), Graphic Systems (+15%), OP Europe (+8%), OP North America (+5%) and OP Australia (+1%)

•                  EPS up 13.3% to EUR 0.17, excluding special items(1) and fair value changes

•                  Operating result improves 13.4% at constant rates to EUR 70.5 million, excluding special items(1)

•                  Net result improves to EUR 25.0 million; EPS increases to EUR 0.14

FINANCIAL HIGHLIGHTS

Amounts in EUR million	Q2 2006	Q2 2005	Δ in EUR	Δ at constant rates
Net sales	1,586.8	1,479.8	7.2%	6.7%
Gross contribution	461.3	435.3	6.0%	5.6%
Operating result	64.5	54.9	17.6%	16.0%
Net result	25.0	17.8	40.4%
Net result per ordinary share (EPS) (in euro)	0.14	0.10	40.0%

CEO’S STATEMENT

Commenting on the second quarter 2006 results, Frans Koffrie, Buhrmann President and CEO, said: ‘It is encouraging that we have been able to grow sales in all Divisions and improve our net result strongly in a quarter of such significant change. This was an important and positive quarter for Office Products North America. We were able to grow sales by 5% organically even though our focus was primarily on streamlining our organisational structure. While disruption was held to a minimum, there certainly was an impact on the sales performance in the quarter. Now that this restructuring is complete we believe that resultant cost efficiencies and the new organisational structure will generate increasing top and bottom line benefits in upcoming quarters.’

‘ASAP Software and Graphic Systems delivered particularly strong performances while in Europe our strong market position resulted in 8% organic growth and a positive operating result. Office Products Australia grew its sales 1% organically, impacted by declining sales in the low-margin IT solutions business. To address changing market circumstances we are realigning our sales and marketing process to enhance its performance.’

‘As a result of the significant steps taken during the quarter we feel confident that we will be able to generate continued sales growth in 2006 and achieve our 6.5% operating result target for our office products businesses over the medium term.’

(1) As of 1 January 2006 items with an exceptional or incidental character will be separately reported as special items and explained in our commentaries.

SECOND QUARTER FINANCIAL PERFORMANCE

Net sales improved by 7.2% to EUR 1,587 million, an increase of 6.7% at constant rates. Organic sales were up 9%. Total Group gross contribution grew 5.6% at constant rates to EUR 461.3 million. Gross contribution was driven by increased sales, our private branded product range, improved merchandising and global sourcing. This also helped to offset margin pressures in the large account segment and a faster growth of lower margin product categories.

Excluding special items, operating result increased to EUR 70.5 million, an improvement of 13.4% at constant rates. Operating result including special items increased to EUR 64.5 million, up 16.0% at constant rates.

In the second quarter, total special items were EUR 2.4 million negative, net of tax. In North America charges of EUR 6.0 million (EUR 3.4 million, net of tax) were incurred for the streamlining of the organisational structure and the centralisation of back office functions. Under other financial results, a provision for a previous divestment of EUR 1.0 million was released.

Net result rose 40.4% to EUR 25.0 million. Excluding special items and fair value changes, net result improved 10.7% to EUR 30.0 million. EPS improved to EUR 0.14 versus EUR 0.10 a year ago. Excluding special items and fair value changes, EPS was EUR 0.17 (Q2 2005: EUR 0.15).

Return on capital employed (before goodwill and special items) was 31.8% (Q2 2005: 30.3%). Including goodwill and special items, return on capital employed was 11.1% (Q2 2005: 9.9%).

ADDITIONAL FINANCIAL INFORMATION

For the full year 2006 we project cash interest expenses (i.e. including dividends on Preference Shares A) of approximately EUR 80 million. Capital expenditure is targeted to be about EUR 80 million with depreciation at about EUR 100 million. The full year 2006 cash outflow reported under ‘Other operational payments’ (from current provisions for restructuring) is expected to be between EUR 30 and 40 million.

Cash tax payments are estimated to be around EUR 35 million while the effective tax rate – excluding any special items, fair value effects and dividend on Preference Shares A – is expected to be approximately 25% in 2006.

Press Conference and Analyst & Investor Meeting

A press conference will be held at hotel “The Grand” in Amsterdam, starting at 10 a.m. CET.

A live video web cast of the analyst & investor meeting starting at 12 a.m. CET today can be accessed via www.buhrmann.com within the investor relations section under “Presentations”. The analyst & investor presentation will also be available on the web site. It is also possible to listen to the proceedings of the conference call via telephone number: +31 (0) 45 631 69 03.

Financial calendar

Publication of third quarter results 2006:	1 November 2006
Publication of fourth quarter results 2006:	8 February 2007
Annual General Meeting of Shareholders:	12 April 2007
Publication of first quarter results 2007:	3 May 2007

For more information

Press: Peter van Boesschoten	Analysts / investors: Carl Hoyer
Telephone: +31 (0)20 651 10 34	Telephone: +31 (0)20 651 10 42
peter.van.boesschoten@buhrmann.com	carl.hoyer@buhrmann.com

DIVISIONAL PERFORMANCE

OFFICE PRODUCTS NORTH AMERICA

Amounts in EUR million	Q2 2006	Q2 2005	Δ in EUR	Δ at constant rates
Net sales	793.3	743.2	6.7%	5.5%
Organic growth	5%	7%
Gross contribution	265.9	253.3	5.0%	3.8%
Operating result	33.3	35.2	(5.2)%	(8.0)%
Average Capital Employed(1)	556.9	519.2	7.3%	6.0%
Ratios
Gross contribution / net sales	33.5%	34.1%
Operating result / net sales	4.2%	4.7%
Operating result(2)/ Average Capital Employed	28.4%	27.1%

(1) Average Capital Employed excludes goodwill.

(2) Excluding special items (see also the remarks under Basis of Presentation).

During a quarter of significant organisational change, Office Products North America delivered 5% organic sales growth and 10.7% operating result growth at constant rates, excluding special items. All regions and product lines contributed positively. We are encouraged by this performance in a quarter in which our focus was primarily on centralising back office functions and implementing a new streamlined organisational structure. While disruption was held to a minimum, there certainly was an impact on the sales performance in the second quarter.

The streamlining of the organisational structure in North America has been completed and the centralisation of back office functions is firmly on schedule. Several new executives were appointed, including the newly created function of Chief Operating Officer. The newly formed leadership team is structured around product lines and customer segments.

Now that the new organisation is in place we believe the resultant cost efficiencies and the new product line and customer focused structure will generate increasing top and bottom line benefits in upcoming quarters. The underlying growth in the office products market remained solid.

Our sales performance was primarily driven by our large account business and strong growth in facilities supplies. We are seeing the benefits of recent acquisitions, including Coastwide Laboratories, a distributor specialised in cleaning products we acquired last May. Promotional marketing and document and print management both had satisfactory results in the quarter. Furniture sales were lower than expected. Mid-market had another quarter of improving sales growth and we are increasingly confident in the new mid-market approach which is being incorporated in the new organisational structure.

In order to expand penetration in the Canadian mid-market, Corporate Express in mid July acquired Southern Stationers, a small supplier of office products and furniture with annualised sales of CAD 5 million.

There have been three price increases for office paper this year which negatively impacted our gross contribution. We have been successful in passing these on to a large extent and are confident that a substantial portion of these increases will be absorbed by the market.

Our private brands programme now represents 27% of office and computer supplies sales, compared to 24% a year ago. During 2006 some 300 products will be added resulting in a line-up of over 2,400 private brand products. This will include a new range of writing instruments and the roll-out of Coastwide Laboratories’ environmentally sound cleaning products. We are expanding our highly successful ‘dated goods’ product line launched in 2005.

Gross contribution amounted to EUR 265.9 million, up 3.8% at constant rates. Gross contribution as a percentage of sales saw a decline to 33.5% due to the impact of re-tendering and new contract wins and paper price increases. These were offset to a large extent by the success of our private brands and preferred supplier initiatives.

Excluding special items, operating result improved to EUR 39.3 million, an increase of 10.7% at constant rates. This represents an operating result margin of 5.0% (Q2 2005: 4.7%). Operating result, including special items was EUR 33.3 million, a decrease of 8.0% at constant rates.

OFFICE PRODUCTS EUROPE

Amounts in EUR million	Q2 2006	Q2 2005	Δ in EUR	Δ at constant rates
Net sales	243.9	231.3	5.5%	5.8%
Organic growth	8%	5%
Gross contribution	79.8	76.4	4.5%	4.8%
Operating result	1.4	(7.4)	n/a	n/a
Average Capital Employed(1)	136.6	121.8	12.1%	12.4%
Ratios
Gross contribution / net sales	32.7%	33.0%
Operating result / net sales	0.6%	(3.2)%
Operating result / Average Capital Employed	4.1%	(1.1)%

(1) Average Capital Employed excludes goodwill.

Helped by gradually improving European market conditions, Office Products Europe continued its upward trend with organic sales up 8% and operating result turning positive. All operating companies, except for Veenman Germany, contributed to the sales growth. This growth was mainly driven by the large account business while a satisfactory mid-market performance was realised. All product categories showed solid growth, particularly facility supplies.

The German market remains competitive and shows some signs of deflationary pricing. We continue to gain market share, resulting in high-single digit organic growth. Delivery to German customers from our Benelux distribution centre continued to perform to our expectations. The United Kingdom maintained its sales momentum and improved profitability. The Benelux operations grew sales against the background of improving market conditions.

Veenman Netherlands had a good quarter with increased sales and profits. Veenman Germany sales declined as a result of a plan to reduce geographical coverage, which was completed in the first quarter. Although still loss making, overall improvements as a result of its restructuring are expected in the near term.

The acquisition of Spanish company Ofiexpress proved to be a welcome extension to our European network. The integration is progressing well. Our ability to service international customers on a Pan-European scale is further strengthened by partnering with Turkish Aktuel Officeware. Corporate Express now covers 26 European countries.

Gross contribution grew by 4.8% at constant rates to EUR 79.8 million while gross contribution as a percentage of sales decreased slightly to 32.7%. Margin improvement actions partly offset the costs attached to acquiring new customers, comparatively strong growth in lower gross contribution margin Germany and increased sales in lower margin computer supplies.

The merchandising activities are progressing well. Full benefits are expected for 2007 following the issue of our new catalogues. Sales of private brands now accounts for 22% of office supplies and computer supplies sales.

Good cost control more than offset some cost increases related to a further centralisation of European functions. Operating result improved to EUR 1.4 million from a loss of EUR 7.4 million loss last year, which included special items of EUR 7.0 million.

OFFICE PRODUCTS AUSTRALIA

Amounts in EUR million	Q2 2006	Q2 2005	Δ in EUR	Δ at constant rates
Net sales	183.5	184.2	(0.4)%	2.0%
Organic growth	1%	11%
Gross contribution	57.8	55.7	3.8%	6.2%
Operating result	16.2	16.7	(3.0)%	(1.2)%
Average Capital Employed(1)	70.2	57.9	21.2%	25.2%
Ratios
Gross contribution / net sales	31.5%	30.2%
Operating result / net sales	8.8%	9.1%
Operating result / Average Capital Employed	93.4%	116.0%

(1) Average Capital Employed excludes goodwill.

In the second quarter Office Product Australia delivered 1% organic sales growth, impacted by declining sales in low-margin IT solutions business. To address changing market circumstances we are realigning our sales and marketing process to enhance its performance.

Good sales growth was achieved in furniture, facility and breakroom supplies and promotional marketing products due to the continued roll-out of its single source supplier model. In the first half, three office products acquisitions have been completed (annual sales of AUD 28 million).

Gross contribution was up 6.2% at constant rates to EUR 57.8 million. Gross contribution as percentage of sales increased to 31.5%, helped by merchandising initiatives, private brands and decreased sales of low-margin IT solutions business. Private brands grew to 31% of like products sold. We expect to increase this range by a further 700 items in the coming period.

Operating result was EUR 16.2 million, a decline of 1.2% at constant rates. Via Project OneSource duplicate legacy cost structure of the business is being addressed. A revised management structure shifting our matrix-based business from geographic to functional lines has been implemented, which will accelerate the planned cost reductions. A number of remaining OneSource initiatives are underway and we expect further costs relating to these as net savings flow through in future periods.

ASAP SOFTWARE

Amounts in EUR million	Q2 2006	Q2 2005	Δ in EUR	Δ at constant rates
Net sales	253.5	221.7	14.3%	12.6%
Organic growth	23%	1%
Gross contribution	25.8	21.7	19.2%	17.7%
Operating result	11.2	10.3	8.3%	6.3%
Average Capital Employed(1)	27.7	3.7	n/a	n/a
Ratios
Gross contribution / net sales	10.2%	9.8%
Operating result / net sales	4.4%	4.6%
Operating result / Average Capital Employed	160.9%	n/a

(1) Average Capital Employed excludes goodwill.

In the second quarter ASAP Software maintained its sales momentum with an organic growth of 23%. All regions and product lines realised double-digit sales growth. We are encouraged to see the investments in penetrating the small and medium-sized business and in developing the higher margin IT services business are contributing to the positive sales trend.

Organic sales growth is adjusted for the effect of the ongoing shift from invoiced sales to a commission-based agency model. The agency model has no effect on the profitability in absolute terms of the business.

Gross contribution increased to EUR 25.8 million, up 17.7% at constant rates. The strong business performance enabled ASAP Software to continue to invest in future growth. Operating result improved 6.3% at constant rates to EUR 11.2 million. On our current assumptions, we expect that 2006 operating result to be around the same level as 2005.

GRAPHIC SYSTEMS

Amounts in EUR million	Q2 2006	Q2 2005	Δ in EUR
Net sales	112.6	99.5	13.2%
Organic growth	15%	2%
Gross contribution	32.0	28.3	13.0%
Operating result	5.0	1.9	160.1%
Average Capital Employed(1)	94.4	102.5	(7.9)%
Ratios
Gross contribution / net sales	28.4%	28.5%
Operating result / net sales	4.4%	1.9%
Operating result / Average Capital Employed	21.1%	7.5%

(1) Average Capital Employed excludes goodwill.

Graphic Systems produced a solid quarter with sales up 13% to EUR 113 million and a strong improvement of its operating result to EUR 5.0 million. The improvement in sales is visible across the board. Order intake was healthy and the order portfolio remains well filled. Assuming timely delivery of machinery by Heidelberg, we expect operating profit for the full year 2006 to be significantly higher than last year.

Market conditions in the graphics industry continue to improve gradually, although at a lower pace compared to previous cyclical recoveries. The willingness by printers to invest differs per country with Italy and Belgium performing strongly.

Triple S sales – an integrated offering of services, supplies and spare parts – represented 36% of total divisional sales. Gross contribution rose 13% to EUR 32.0 million. The Division’s operational costs and average capital employed were well managed.

CORPORATE

Under ‘Corporate’, operating costs for ‘Holdings’ as well as the net surplus of the funding side of our defined benefit pension plans relating to inactive members amounted to EUR 2.5 million negative (Q2 2005: EUR 1.8 million negative)

Total operating costs were EUR 7.1 million (Q2 2005: 6.0 million), which includes costs attached to the implementation of Sarbanes-Oxley. A net contribution of EUR 4.6 million (Q2 2005: EUR 4.2 million) was recorded for the expected return on plan assets and interest on the pension obligations, due to the surplus status of our Dutch pension fund (Per 30 June 2006 coverage ratio: approximately 148%).

For the full year 2006 we expect to record a net contribution of approximately EUR 18 million for the expected return on plan assets and interest on the pension obligations. The operating costs for ‘Holdings’ are expected to be about EUR 29 million.

TAXES AND FAIR VALUE CHANGES

Taxes amounted to EUR 10.4 million (Q2 2005: EUR 10.1 million). The tax effect on special items amounted to EUR 2.6 million positive. Underlying taxes amounted to EUR 12.8 million, excluding fair value effects, special items and dividend on Preference Shares A, reflecting an effective tax rate of 25.2%.

The total impact of fair value adjustments, net of tax, was EUR 2.6 million negative in this quarter (Q2 2005: EUR 7.0 million negative).

SPECIAL ITEMS

In the second quarter, operating result included special items of EUR 6.0 million negative (EUR 3.4 million negative, net of tax).

For streamlining of the organisational structure in North America and centralising of back office functions, a total of USD 8.0 million (EUR 6.0 million) in special items was incurred for the second quarter. This consists of USD 5.4 million for the centralisation of back office functions and USD 2.6 million for the streamlining of the organisational structure. In the remainder of 2006 total costs of USD 19 million are expected to be incurred and an additional USD 10 million in 2007.

The combined savings are estimated to reach a run rate of USD 47 million of which USD 17 million relates to centralisation of back office functions and USD 30 million to the streamlining of the organisational structure. Savings realised in the second quarter were USD 3 million, with USD 20 million expected for full 2006.

Under other financial results a provision for a previous divestment of EUR 1.0 million was released.

CASH FLOW, NET DEBT, FINANCING AND FINANCIAL COSTS

Cash flow available for financing activities (excluding interest paid and dividend on preference shares) was EUR 21.1 million positive in the second quarter after spending EUR 26 million on acquisitions. Average working capital as a percentage of sales (on a four-quarter rolling average) was 8.7% (Q1 2006: 8.5%).

Net interest-bearing debt decreased to EUR 1,143 million at the end of the second quarter versus EUR 1,161 million at 31 March 2006. The translation effect related to the depreciation of the US dollar versus the euro reduced net interest-bearing debt by EUR 36 million in the second quarter 2006.

The leverage ratio (net interest-bearing debt excluding Preference Shares A and financing fees / EBITDA) decreased to 3.0 times versus 3.2 times the previous quarter.

For the quarter net financing costs, excluding special items and fair value changes, were EUR 22.5 million (Q2 2005: EUR 19.6 million). EUR 2.8 million of these costs related to the dividend on preference shares (Q2 2005: EUR 2.8). Cash interest was EUR 17.5 million (Q2 2005: EUR 15.0 million) and non-cash interest amounted to EUR 2.2 million (Q2 2005: EUR 1.7 million).

- - -

Safe Harbour Statement

Statements included in this press release, which are not historical facts are forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934. Such forward-looking statements are made based upon management’s expectations and beliefs concerning future events impacting Buhrmann and therefore involve a number of uncertainties and risks, including, but not limited to industry conditions, changes in product supply, pricing and customer demand, competition, risks in integrating new businesses, currency fluctuations, and the other risks described from time to time in the Company’s filings with the US Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 7, 2006. As a result, the actual results of operations or financial conditions of the Company could differ materially from those expressed or implied in such forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update publicly or revise any forward-looking statements.

Basis of Presentation

•                  The financial information presented is unaudited.

•                  Details of our IFRS-based accounting principles are included in the Annual Report 2005, which is available on our website, www.buhrmann.com

•                  Neither depreciation nor amortisation is allocated to ‘Purchase value trade goods sold’.

•                  Changes in the fair value relate mostly to exchange results due to translation of long-term internal and external borrowings.

•                  During the course of a year, certain events take place that may be infrequent or of a size (such as restructuring, refinancing activities, impairments) that reporting the impact on the financial performance separately as special items provides the opportunity to give a more operationally oriented view on the (underlying) results of the business.

•                  Non-GAAP measures: figures are also presented excluding changes in fair values and excluding special items. Buhrmann regards these figures as key performance indicators increasing the transparency of the reporting.

•                  Organic growth rates exclude all factors that disturb a like-for-like comparison, such as: currency exchange rate movements, acquisitions, divestments, variations in the number of working days, the change to a commission-based model at our ASAP Software subsidiary.

•                  Non-GAAP measures: Figures are often presented before special items and changes in fair value. Buhrmann regards these figures as key performance indicators increasing the transparency of the reporting.

CONSOLIDATED INCOME STATEMENT

	2nd quarter		January - June
	2006	2005	2006	2005

Net sales	1,586.8	1,479.8	3,120.6	2,798.0
Purchase value trade goods sold	(1,125.5)	(1,044.5)	(2,186.8)	(1,948.6)
Gross contribution	461.3	435.3	933.8	849.5
Operating costs	(373.4)	(358.9)	(772.0)	(695.5)
Depreciation pp&e and amortisation intangibles	(23.4)	(21.6)	(49.2)	(42.4)
Operating result (EBIT)	64.5	54.9	112.6	111.5
Net financing costs *	(25.0)	(26.2)	(47.7)	(148.9)
Result before profit tax	39.6	28.7	64.9	(37.3)
Profit tax	(10.4)	(10.1)	(14.2)	(18.0)
Other financial results	(4.2)	(0.9)	(1.3)	(4.6)
Net result	25.0	17.8	49.5	(59.9)

Net result	25.0	17.8	49.5	(59.9)
Special items (net of tax)	2.4	2.3	10.6	87.3
Net result excluding special items	27.4	20.1	60.1	27.4
Fair value changes net of tax	2.6	7.0	3.2	19.8
Net result excluding changes in fair values and special items	30.0	27.1	63.2	47.2

* Net financing costs
-Cash interest	(17.5)	(15.0)	(35.0)	(27.5)
-Dividend preference shares	(2.8)	(2.8)	(5.6)	(13.3)
-Non-cash interest (incl. Amortisation fees)	(2.2)	(1.7)	(4.4)	(3.6)
-Fair value changes	(2.4)	(6.6)	(2.8)	(19.4)
-Repurchase Preference Shares C	—	—	—	(85.0)
Net financing costs	(25.0)	(26.2)	(47.7)	(148.9)

OPERATIONAL RATIOS

	2nd quarter		January - June
Gross contribution as a % of net sales	29.1%	29.4%	29.9%	30.4%
EBIT as a % of net sales	4.1%	3.7%	3.6%	4.0%
EBIT before special items as a % of net sales	4.4%	4.2%	4.6%	4.2%

EARNINGS PER SHARE (BASIC)

	2nd quarter		January - June
in millions of euro	2006	2005	2006	2005

Average number of ordinary shares (x 1,000)	180,075	177,829	179,421	157,712

Per ordinary share (in euro)
Net result	€0.14	€0.10	€0.28	€(0.38)
Net result excluding changes in fair values and special items	€0.17	€0.15	€0.35	€0.30

Number of shares at balance sheet date			180,623	178,750

CONSOLIDATED CASH FLOW STATEMENT

	2nd quarter		January - June
in millions of euro	2006	2005	2006	2005

EBIT	64.5	54.9	112.6	111.5
Depreciation pp&e and amortisation intangibles	23.4	21.6	49.2	42.4
Other adjustments for non-cash	(4.6)	3.8	13.4	5.4

- (Increase) / decrease in inventories	(10.4)	(15.8)	(25.9)	12.4
- (Increase) / decrease in trade receivables	(93.6)	(74.0)	(46.3)	(17.9)
- Increase / (decrease) in trade payables	109.5	127.6	(3.7)	(44.6)
- (Increase) / decrease in other receivables and liabilities	(4.7)	2.4	(55.8)	(7.8)
(Increase) / decrease in working capital	0.8	40.2	(131.7)	(57.9)

Payments for defined benefit plans	(2.0)	(1.9)	(5.0)	(4.3)
Profit tax paid	(12.6)	(7.3)	(20.7)	(13.0)
Other operational payments (including restructuring)	(5.2)	(6.9)	(8.5)	(10.8)
Cash flow from operational activities	64.3	104.2	9.4	73.5
Investments in pp&e and software	(17.5)	(12.1)	(35.4)	(27.5)
Acquisitions, integration and divestments	(25.7)	(4.5)	(28.5)	(7.0)
Cash flow available for financing activities	21.1	87.6	(54.5)	39.0

Interest paid	(14.1)	(10.9)	(33.5)	(23.4)
Buy back premium Preference Shares C	0.0	0.0	0.0	(85.1)
Dividend Preference Shares A	(11.1)	(11.2)	(11.1)	(11.1)
Financing fees paid	(0.0)	(0.1)	(0.0)	(6.2)
Shares issued	0.0	(0.8)	0.0	239.3
Dividend on ordinary shares paid	(11.5)	(11.9)	(11.5)	(11.9)
Payments minority shareholders	0.1	(21.3)	(5.0)	(25.6)
Change in non-current financing	(3.3)	(9.1)	37.4	(213.4)
Cash flow from financing activities	(39.9)	(65.3)	(23.8)	(137.4)

Net cash flow (change in current financing)	(18.8)	22.3	(78.3)	(98.4)

FINANCIAL RATIOS

	30 June		31 December
	2006	2005	2005
Interest cover (4 quarterly rolling)
- EBITDA / cash interest	4.8	5.6	5.2
cash interest excludes dividend preference shares

Leverage ratio
- Net-interest-bearing debt / EBITDA	3.0	3.1	2.9
Net-interest-bearing debt excludes preference shares and financing fees

Solvency:
- Group equity in % of total assets	38%	37%	37%
- Net-interest-bearing debt in % of group equity	78%	78%	72%

CONSOLIDATED BALANCE SHEET

	30 June		31 December
in millions of euro	2006	2005	2005

Non-current assets
Goodwill	1,427.4	1,465.3	1,499.2
Property, plant & equipment and intangible assets (software)	306.0	336.9	333.1
Pre-paid pensions, deferred tax and other non-current assets	557.2	549.9	564.8
Total non-current assets	2,290.6	2,352.1	2,397.0

Current assets
Inventories	460.2	433.3	453.4
Trade receivable	886.4	830.4	873.8
Other receivables	209.0	192.2	203.5
Cash *	51.2	68.5	114.0
Total current assets	1,606.8	1,524.2	1,644.7

Total assets	3,897.4	3,876.3	4,041.7

Group equity
Shareholders’ equity	1,405.3	1,373.4	1,450.3
Minority interest	58.9	54.2	59.4
Group equity	1,464.2	1,427.6	1,509.7

Non-current liabilities
Preference shares and loans *	1,106.4	1,131.1	1,137.8
Deferred tax, pension obligations, derivatives and provisions	233.9	245.0	241.7
Total non-current liabilities	1,340.4	1,376.1	1,379.5

Current liabilities
Loans and bank overdrafts *	88.1	57.7	55.8
Trade payables	692.0	681.1	724.8
Other liabilities	312.6	333.8	372.0
Total current liabilities	1,092.8	1,072.6	1,152.5

Total equity and liabilities	3,897.4	3,876.3	4,041.7

Working capital	585.4	477.6	473.5
Capital employed	2,316.9	2,268.7	2,302.8
Net-interest-bearing	1,143.4	1,120.3	1,079.5

*) these are components of net-interest-bearing debt

EQUITY RECONCILIATION

	30 June		31 December
in millions of euro	2006	2005	2005

Shareholders’ equity per 1 January	1,450	1,062	1,062
Net result year to date	49	(60)	2
Dividend ordinary shares	(12)	(12)	(12)
Share issue for options exercised	6
Net proceeds issue ordinary shares		237	238
Repurchase shares CE Australia	(1)	(10)	(10)
Interest hedges	1	1	3
Actuarial gains and (losses) on pension plans	0	—	(19)
Share-based payments	4	3	7
Translation differences	(92)	152	180
Shareholders’ equity at the end of the reporting period	1,405	1,373	1,450

FIGURES PER DIVISION

NET SALES

	2nd quarter		January - June
in millions of euro	2006	2005	2006	2005

Office Products North America	793.3	743.2	1,634.1	1,452.4
Office Products Europe	243.9	231.3	500.2	470.2
Office Products Australia	183.5	184.2	357.9	331.1
ASAP Software	253.5	221.7	419.8	357.2
Graphic Systems	112.6	99.5	208.8	187.1
Buhrmann	1,586.8	1,479.8	3,120.6	2,798.0

ORGANIC GROWTH OF SALES

	2nd quarter		January - June
	2006	2005	2006	2005

Office Products North America	5%	7%	6%	5%
Office Products Europe	8%	5%	6%	2%
Office Products Australia	1%	11%	2%	9%
ASAP Software	23%	1%	19%	2%
Graphic Systems	15%	2%	11%	(2)%
Buhrmann	9%	6%	8%	4%

GROSS CONTRIBUTION

	2nd quarter		January - June
in millions of euro	2006	2005	2006	2005

Office Products North America	265.9	253.3	554.5	501.3
Office Products Europe	79.8	76.4	161.4	154.8
Office Products Australia	57.8	55.7	112.9	101.2
ASAP Software	25.8	21.7	44.7	37.7
Graphic Systems	32.0	28.3	60.4	54.5
Buhrmann	461.3	435.3	933.8	849.5

GROSS CONTRIBUTION as a % of NET SALES

	2nd quarter		January - June
	2006	2005	2006	2005

Office Products North America	33.5%	34.1%	33.9%	34.5%
Office Products Europe	32.7%	33.0%	32.3%	32.9%
Office Products Australia	31.5%	30.2%	31.5%	30.6%
ASAP Software	10.2%	9.8%	10.6%	10.5%
Graphic Systems	28.4%	28.5%	28.9%	29.1%
Buhrmann	29.1%	29.4%	29.9%	30.4%

OPERATING RESULT (EBIT)

	2nd quarter		January - June
in millions of euro	2006	2005	2006	2005

Office Products North America	33.3	35.2	62.7	75.6
Office Products Europe	1.4	(7.4)	0.4	(5.3)
Office Products Australia	16.2	16.7	28.9	28.0
ASAP Software	11.2	10.3	17.2	15.9
Graphic Systems	5.0	1.9	6.0	1.2
Corporate	(2.5)	(1.8)	(2.6)	(3.8)
EBIT	64.5	54.9	112.6	111.5

OPERATING RESULT excluding special items

	2nd quarter		January - June
in millions of euro	2006	2005	2006	2005

Office Products North America	39.3	35.2	89.9	75.6
Office Products Europe	1.4	(0.3)	3.5	1.7
Office Products Australia	16.2	16.7	28.9	28.0
ASAP Software	11.2	10.3	17.2	15.9
Graphic Systems	5.0	1.9	6.0	1.2
Corporate	(2.5)	(1.8)	(2.6)	(3.8)
EBIT	70.5	61.9	143.0	118.6

OPERATING RESULT excluding special items as a % of NET SALES

	2nd quarter		January - June
(ROS in %)	2006	2005	2006	2005

Office Products North America	5.0%	4.7%	5.5%	5.2%
Office Products Europe	0.6%	(0.1)%	0.7%	0.4%
Office Products Australia	8.8%	9.1%	8.1%	8.5%
ASAP Software	4.4%	4.6%	4.1%	4.5%
Graphic Systems	4.4%	1.9%	2.9%	0.6%
Corporate	(0.2)%	(0.1)%	(0.1)%	(0.1)%
Buhrmann	4.4%	4.2%	4.6%	4.2%

AVERAGE CAPITAL EMPLOYED

	2nd quarter		January - June
in millions of euro	2006	2005	2006	2005

Office Products North America	556.9	519.2	559.8	515.9
Office Products Europe	136.6	121.8	127.6	117.1
Office Products Australia	70.2	57.9	67.6	57.7
ASAP Software	27.7	3.7	31.4	8.1
Graphic Systems	94.4	102.5	87.5	101.2
Corporate	6.1	12.8	4.1	10.3
Buhrmann, excluding goodwill	892.0	818.0	878.1	810.3
Goodwill	1,426.9	1,407.3	1,452.3	1,380.1
Buhrmann, including goodwill	2,318.9	2,225.3	2,330.4	2,190.5

OPERATING RESULT excluding special items as a % of AVERAGE CAPITAL EMPLOYED

	2nd quarter		January - June
(ROCE in %)	2006	2005	2006	2005

Office Products North America	28.4%	27.1%	32.3%	29.3%
Office Products Europe	4.1%	(1.1)%	5.5%	3.0%
Office Products Australia	93.4%	116.0%	86.4%	97.6%
ASAP Software	160.9%	1,118.1%	109.8%	392.0%
Graphic Systems	21.1%	7.5%	13.9%	2.4%
Buhrmann, excluding goodwill	31.8%	30.3%	32.8%	29.3%
Buhrmann, including goodwill and special items	11.1%	9.9%	9.7%	10.2%

NUMBER OF EMPLOYEES

	30 June		31 December
in number of FTEs	2006	2005	2005

Office Products North America	10,109	9,997	9,976
Office Products Europe	3,732	3,714	3,694
Office Products Australia	2,311	2,353	2,337
ASAP Software	589	512	544
Graphic Systems	938	975	954
Corporate	67	67	71
Buhrmann	17,745	17,617	17,575

EXCHANGE RATES

	2nd quarter		January - June

Euro versus US$, average rate	1.26	1.26	1.23	1.29
Euro versus US$, end rate			1.27	1.21
Euro versus Aus$, average rate	1.68	1.64	1.65	1.66
Euro versus Aus$, end rate			1.71	1.59

RECONCILIATION SPECIAL ITEMS / FAIR VALUE CHANGES Q2	Reported	Special items	Fair value changes	Underlying

Operating result (EBIT)	64.5	(6.0)	—	70.5
Net financing costs	(25.0)	—	(2.4)	(22.6)
Result before profit tax	39.6	(6.0)	(2.4)	48.0
Profit tax	(10.4)	2.6	(0.2)	(12.8)
Other financial results	(4.2)	1.0	—	(5.2)
Net result	25.0	(2.4)	(2.6)	30.0

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BUHRMANN NV

By:	/s/ F.H.J. Koffrie
Member Executive Board

By:	/s/ H. van der Kooij
Company Secretary

Date: August 2, 2006